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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* Domeier Mary Ellen	2.	Issuer Name and Ticker or Trading Symbol New Ulm Telecom, Inc. NULM				3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

	(Last) (First) (Middle) 1107 S. Front Street	4.	Statement for Month/Day/Year 11/27/02				5.	If Amendment, Date of Original (Month/Year)

	(Street) New Ulm MN 56073	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check One)
	(City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8) Code ¦ V		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) Amount ¦ or ¦ Price (D)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

	New Ulm Telecom, Inc. Common Stock		9/30/02				P	V		222	A	11.00		1,572		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any. (Month/Day/Year)	4.	Transaction Code (Instr. 8) Code ¦ V	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) ¦ (D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year) Date Expiration Exercisable ¦ Date	7.	Title and Amount of Underlying Securities (Instr. 3 and 4) Amount or Number of Title ¦ Shares	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

/s/ Mary Ellen Domeier	11/27/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.